## Contact

www.linkedin.com/in/rickbassman (LinkedIn)
www.rickbassman.com (Personal)
rickbassman.com/category/connect/ (Blog)
www.facebook.com/RickBassman01 (Other)

## Top Skills

Entertainment
Television
Theatre

## Publications

"Little Big Man"

# Rick Bassman

Producer/creator - scripted + unscripted; pro wrestling + MMA companies founder & CEO; author; fighter; pit bull rescuer/advocate; stage 4 cancer survivor/counselor

Los Angeles, California, United States

## Summary

Autobiography coming… Little Big Man - How many chances at life can one man have?”

Rick has a wealth of experience and a demonstrable track record of accomplishment across virtually every facet of the Entertainment and Sports Marketplaces.

This results in a unique skill set, sensibility and relationships which enable him to fluidly bridge the gap between the Live Event, Television and Talent-centric Entertainment communities. As such, he is able to consistently produce an end result that gets the best out of these unique partnerships.

Rick is a Stage 4 cancer survivor & counselor through his #WeWinNow platform, co-hosts the Talking Tough podcast with icons Bas Rutten, Butterbean & Flex Wheeler, and advocates for the betterment of pit bulls through his nonprofit The Pit Bull Coalition.

Recently relocated to Southern California with his beloved Pit Bulls,  Eos & Wilson & Bangle & Snoopy & Ivy, Rick heads up entertainment + sports industry partnerships for tech juggernaut Metaphysic. One recent project is bringing Elvis Presley “back-to-life” to perform on America’s Got Talent.

“Finalizing” his physical recovery, Rick harbors fantasies about doing one more pro wrestling match and a mixed martial arts fight “just to prove to myself I can.”  Eos, Wilson, Bangle, Snoopy & Ivy just plan on lots of playtime, treats and naps in the sun in their new backyard.

## Experience

## Glo Ventures Inc
Co-Founder & CEO
April 2025 - Present (7 months)
United States

GLO Ventures is a bold and fast-moving CPG food and beverage startup redefining five high-growth categories through distinctive products and an unparalleled brand and media strategy. Each of our offerings fills a clear white space in the market—backed by cutting-edge formulation partners and brand teams with track records behind multiple billion-dollar exits.

What sets us apart is not just innovation, but amplification:
• A founding team member driving 30–40M monthly views
• A powerhouse advisory board with a combined social reach exceeding 300M
• A major unscripted reality series chronicling our company's journey from idea to shelf

GLO Ventures is where next-gen products meet next-gen storytelling. We're not just building brands—we're building a movement

## The Pit Bull Coalition
Co-Founder
March 2015 - Present (10 years 8 months)
United States

## Larger Than Life Mgmt
Founder/CEO
June 2003 - Present (22 years 5 months)
United States

## Metaphysic.ai
Head of Entertainment, Music & Sports Industry Partnerships
April 2022 - March 2025 (3 years)

## MOOZ Entertainment
Head of North American Business Development
December 2011 - April 2013 (1 year 5 months)

As Head of North American Business Development for ZOOM Communications' MOOZ Entertainment division, Rick spearheaded the Live Music, Sports and Original Television Programming activities of India's leading Live Events Firm.  Responsibilities included negotiating contracts with Artist

Management and Agents, and liaising between Artists' Team (Merchandiser, Publicist, Social Media, Legal, Business Management, etc.) until contracted agreement was concluded; embedding with the artist —like Guns n Roses and Korn- while on tour in India.

MOOZ disbanded in Spring of 2013.

## CESD Talent Agency
### Department Head, Larger Than Life Division
September 2009 - March 2011 (1 year 7 months)
Los Angeles, CA

For CESD, one of the industry's oldest and most respected Talent Agencies, I created from scratch, and managed, the "Larger Than Life Division." The primary mandate was to identify, sign and represent the biggest grouping of "physical" talent ever in the Commercial and Theatrical communities. The Division was founded primarily around long-time friends, such as Roddy Piper, Lou Ferrigno, Tito Ortiz, Eric "Butterbean" Esch, Dave Legeno, Nathan Jones and many others. In the year and one-half I was there, myself and one single full-time assistant —and a battery of interns— created and managed a division that represented over one hundred of the industry's most colorful physical actors and characters, and booked hundreds of Movie, Television, Commercial and Personal Appearance engagements.

## Ulimate Pro Wrestling / Valor Fighting and Management
### President
March 1998 - December 2007 (9 years 10 months)
San Clemente, CA

Helmed Rick Bassman Enterprises, Inc., which included my creating and overseeing the day-to-day operation of:

--Extreme University, which was the likely the first --and certainly the best-known-- Mixed Martial Arts gym in California

--Ultimate Pro Wrestling ("UPW"), which included Ultimate University, the leading school in the history of the Pro Wrestling Industry, producing hundreds of live events at Casinos, High Schools and Clubs throughout Southern California, as well as Nevada, Guyana, South Africa, Japan and more, all under the UPW banner; producing and releasing UPW DVDs, which were distributed at major retail across North America; twice serving as a contractual consulting to World Wrestling Federation/World Wrestling Entertainment;

discovering, training and/or managing Pro Wrestling stars such as Sting, The Ultimate Warrior, John Cena, The Miz, Rowdy Roddy Piper and Diamond Dallas Page; producing several Pro Wrestling-centric Television specials (e.g. "Inside Pro Wrestling" for The Discovery Channel, "Bodyslam" for TLC, etc.) and acting as Consultant for virtually every major entertainment magazine doing pieces on Pro Wrestling ("Access Hollywood," "Good Morning America," etc.)

--Valor Fighting & Management, LLC, which produced dozens of Mixed Martial Arts events at major casinos throughout California; distributed its DVDs at major retail throughout North America; operated the state-of-the-art "OC Dojo" MMA school in San Clemente, CA; managed many of MMA's original icons, such as Tito Ortiz, Mark Coleman, Mark Kerr, Oleg Taktarov, Kimo, Don Frye, Dan Severn, Butterbean and Tank Abbott; served contractually as K-1's North American business liaison.

## The Walt Disney Company
### Senior Marketing Executive
July 1990 - February 1992 (1 year 8 months)
Lake Buena Visa (Orlando), Florida

Highest-level ever executive hire for a person without a college degree, at The Walt Disney Company.

After 13 interviews with Senior Management, including Dick Nunis and Tom Elrod, Walt Disney World's top two execs, and two 5000 mile round trips, I was hired and shown to my office by Roger Kurz, another of the Company's highest-ranking executives, and sent off with a "good luck" and... no job description.  When inquiring of Art Levitt, CEO Michael Eisner's right-hand man what was expected of me, I was told "go f*ck this place up." The place he was speaking of was Pleasure Island, Disney World's nighttime entertainment complex; an actual island created by Disney, which included six themed nightclubs, 2 outdoor concert and entertainment stages, specialty shops and restaurants, and a raging party street which ran through the entire Island, and featured a "New Year's Eve every night" celebration.  The problem was, Pleasure Island was not raging.  In fact, it was failing.  I was given nearly free reign to bring the Island up-to-date.  My responsibilities --largely self-created-- ultimately included attracting cutting-edge celebrities to the island, re-designing the clubs, creating and producing original television programming which originated from the Island, and booking live, name entertainment.  It was a great run, while it lasted.

Bassman Productions
Owner - Operator
February 1982 - January 1987 (5 years)

Established and operated "mini rock n' roll empire," in Santa Barbara and San Luis Obispo, CA, which included:

--Bassman Productions, which produced and promoted hundreds of concerts with artists like The B-52s, The GoGos, The Ramones, etc. etc.

--Bassman Talent Agency, which represented dozens of cover bands across the "Tri-Counties" (also including Ventura), and which ultimately was responsible for over 70% of all fraternity, sorority, college, high school, wedding and private party bookings.

--Bassman Event Security, which provided security guard services to UCSB and Cal Poly San Luis Obispo on an exclusive basis, as well as over 100 nightclubs and bars from San Luis Obispo to Los Angeles.

--The Library Restaurant and Nightclub, in UCSB's college town of Isla Vista. The Library was the first club ever in isla Vista, which at the time, was listed by the Guiness Book of Records as the most densly populated city in the US.

--Club Santa Barbara Modeling & Talent, which represented models for fashion, runway,and print, and produced special projects revolving around its talent.

———

# Education

## UCSB
none, well, none really · (1981 - 1981)

## Granada Hills High School
Graduate, Business/Commerce, General · (1977 - 1980)